                                                                    Exhibit 99.1

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
Healing Arts Publishing, Inc.

We have audited the accompanying balance sheet of Healing Arts Publishing, Inc. as of September 30, 1998, and the related statements of operations, stockholders' deficit and cash flows for the nine month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Healing Arts Publishing, Inc. at September 30, 1998, and the results of its operations and its cash flows for the nine month period then ended in conformity with generally accepted accounting principles.


Denver, Colorado
June 25, 1999

                         HEALING ARTS PUBLISHING, INC.
                                 BALANCE SHEET

                              September 30, 1998


Assets
Current assets:
     Accounts receivable, net of allowance for doubtful
      accounts of $126,580                                              $ 1,230,040
     Inventory, net                                                         646,219
     Deferred advertising costs                                             274,106
     Prepaid and other current assets                                        99,444
                                                                        -----------
Total current assets                                                      2,249,809

Property and equipment, net                                                 126,173
Capitalized production costs, net                                           460,077

Other assets                                                                 59,879
                                                                        -----------
Total assets                                                            $ 2,895,938
                                                                        ===========

Liabilities and stockholders' deficit
Current liabilities:
     Accounts payable                                                   $ 1,757,629
     Accrued liabilities                                                    973,293
     Notes payable and other                                              1,837,593
                                                                        -----------
Total current liabilities                                                 4,568,515

Stockholders' deficit:
     Common stock, no par value, 10,000 shares
      authorized, 100 shares issued                                              10
     Accumulated deficit                                                 (1,672,587)
                                                                        -----------
Total stockholders' deficit                                              (1,672,577)
                                                                        -----------
Total liabilities and stockholders' deficit                             $ 2,895,938
                                                                        ===========


                            See accompanying notes.

                         HEALING ARTS PUBLISHING, INC.
                            STATEMENT OF OPERATIONS

                     Nine months ended September 30, 1998



Net revenue                                        $6,513,679
Cost of goods sold                                  2,868,696
                                                   ----------
Gross profit                                        3,644,983

Expenses:
 Selling and operating                              3,056,626
 Corporate, general and administrative                810,398
                                                   ----------
Total expenses                                      3,867,024
                                                   ----------

Loss from operations                                 (222,041)

Interest expense and other                            (61,160)
                                                   ----------
Net loss                                           $ (283,201)
                                                   ==========

                            See accompanying notes.

                         HEALING ARTS PUBLISHING, INC.
                     STATEMENT OF STOCKHOLDERS' DEFICIENCY

                     Nine months ended September 30, 1998


                                        Common     Accumulated
                                         Stock       Deficit          Total
                                       --------    -----------     ------------
Balance at December 31, 1997                $10    $(1,191,696)    $(1,191,686)
Distributions paid to stockholder             -       (197,690)       (197,690)
Net loss                                      -       (283,201)       (283,201)
                                       --------    -----------     -----------
Balance at September 30, 1998               $10    $(1,672,587)    $(1,672,577)
                                       ========    ===========     ===========

                            See accompanying notes.

                         HEALING ARTS PUBLISHING, INC.
                            STATEMENT OF CASH FLOWS

                     Nine months ended September 30, 1998


Operating activities
Net loss                                                            $ (283,201)
Adjustments to reconcile net loss to net cash
 used by operating activities:
  Depreciation                                                          35,236
  Changes in operating assets and liabilities:
   Accounts receivable                                                 (91,938)
   Inventory                                                           315,483
   Deferred advertising costs                                         (117,370)
   Prepaid assets                                                      (25,832)
   Capitalized production costs                                        (61,340)
   Other assets                                                        (25,269)
   Accounts payable                                                   (291,179)
   Accrued liabilities                                                (410,202)
                                                                    ----------
Net cash used by operating activities                                 (955,612)

Investing activities
Purchase of property and equipment                                     (26,101)
                                                                    ----------
Net cash used by investing activities                                  (26,101)

Financing activities
Principal payments on notes payable                                   (529,610)
Proceeds from notes payable                                          1,709,013
Distributions to stockholder                                          (197,690)
                                                                    ----------
Net cash provided by financing activities                              981,713
                                                                    ----------

Net change in cash and cash equivalents                                      -
Cash and cash equivalents at beginning of year                               -
                                                                    ----------
Cash and cash equivalents at end of year                            $        -
                                                                    ==========

                            See accompanying notes.

                         HEALING ARTS PUBLISHING, INC.
                         NOTES TO FINANCIAL STATEMENTS

                              September 30, 1998


1.   Summary of Significant Accounting Policies

Organization

Healing Arts Publishing, Inc. (the "Company") produces and distributes informational videos and sells environmentally oriented products through mail order catalogs and direct sales. The Company was organized in January 1992.

In September 1998, the Company contributed the net assets and liabilities of the Company to Healing Arts Publishing, LLC for a 33% ownership interest in LLC, valued at $1.3 million. Gaiam, Inc., a Colorado based provider of services and products to customers who value the environment, a sustainable economy and healthy lifestyles, acquired a 67% ownership of the LLC for approximately $2.5 million in consideration, including $100k paid to the Company's sole shareholder for a covenant not to compete. Prior to the acquisition which was closed in _____, 1998, Gaiam, Inc. advanced $1.7 million in the form of two promissory notes and assumed a line of credit agreement (see Note 3).

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventory

Inventory, consisting of finished goods, net of valuation allowances of $29,000 is stated at the lower of cost (first-in, first-out method) or market.

Depreciation and Amortization

Depreciation of property and equipment, including amortization recorded under capital leases, is computed on the straight-line method over estimated useful lives of approximately five to seven years.

                         HEALING ARTS PUBLISHING, INC.
                   NOTES TO FINANCIAL STATEMENTS (continued)


1.   Summary of Significant Accounting Policies (continued)

Deferred Advertising Costs

Deferred costs primarily relate to preparation, printing and distribution of catalogs. Such costs are deferred for financial reporting purposes until the catalogs are distributed, then amortized over succeeding periods (not to exceed seven months) on the basis of estimated sales. Historical sales statistics are the principal factor used in estimating the amortization rate. Other advertising and promotional costs are expensed as incurred. Advertising costs incurred were $493,992 for the period ended September 30, 1998.

Capitalized Production Costs

Capitalized production costs relate to the preparation, filming and copying of exercise videos produced by the Company. Such costs are deferred for financial reporting purposes until the videos are distributed, then amortized over succeeding periods on the basis of estimated sales. Historical sales statistics are the principal factor used in estimating the amortization rate. Video production costs incurred were $105,824 for the period ended September 30, 1998.

Revenues

The Company recognizes revenue at the time merchandise is shipped to the customer. Amounts billed to customers for postage and handling charges which approximate $214,000 for the period ended September 30, 1999 are recognized as revenue at the time that the revenues on the product shipments are recognized. The Company provides a reserve for expected future returns at the time the sale is recorded based upon historical experience.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Actual results could differ from those estimates.

                         HEALING ARTS PUBLISHING, INC.
                   NOTES TO FINANCIAL STATEMENTS (continued)


1.   Summary of Significant Accounting Policies (continued)

Concentration of Credit Risk

The Company's accounts receivable are derived from revenue earned from customers located in the U.S. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable. For the period ended September 30, 1998, the Company's three largest trade customers comprised approximately 28% of the accounts receivable balance.

2.   Property and Equipment

At September 30, 1998, property and equipment, stated at cost, consists of the following:

     Furniture and equipment                 $ 224,482
     Computer equipment                         96,689
                                             ---------
                                               321,171
     Accumulated depreciation                 (194,998)
                                             ---------
                                             $ 126,173
                                             =========

3.   Notes Payable

In conjunction with the purchase agreement signed between the Company and Gaiam, Inc., Gaiam, Inc. advanced to the Company, $1.7 million in the form of two promissory notes for $640,000 and $490,000, respectively, and assumed a line of credit agreement between the Company and Wells Fargo Bank, N.A., the outstanding amount of which was approximately $560,000. Interest on this advance is stated at 3.5% above prime rate or 12% at September 30, 1998. Under the terms of the purchase agreement, this advance, exclusive of the accrued interest, will be canceled and contributed to the limited liability company owned jointly by the Company and Gaiam, Inc. upon final closing of the purchase.

At September 30, 1998, the Company had a $100,000 note payable with a vendor, Goldhil Home Media. Principal and interest of $5,000 was paid in full on October 15, 1998.

                         HEALING ARTS PUBLISHING, INC.
                   NOTES TO FINANCIAL STATEMENTS (continued)


4.   Leases

As of September 30, 1998, the Company's principal operating lease commitments are for equipment, office and warehouse space. The Company's future minimum lease payments under noncancelable operating lease agreements are as follows:

          1998                               $ 86,704
          1999                                 11,551
          2000                                  3,540
          2001                                    885
                                             --------
                                             $102,680
                                             ========

The Company incurred rent expense of $109,843 for the period ended September 30, 1998.

5.   Income Taxes

The Company is a Subchapter S corporation under the Internal Revenue Code, and, accordingly, is not taxed as a separate entity. The Company's taxable income or loss is allocated to each stockholder and recognized as taxable income or loss on their individual tax returns.

6.   Contingencies

The Company is involved in legal actions in the normal course of business, some of which may seek substantial monetary damages, including claims for punitive damages which may not be covered by insurance. After review, including consultation with legal counsel, management believes the ultimate liability in excess of any amounts accrued which could arise from these actions would not materially affect the Company's financial position or results of operations.